

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated In Western Australia

September 17, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

`SUPPL`

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

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07026895

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
September 17, 2007 (ASX - Announcement & Media Release: Activity Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au



ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

17 September 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

Valentine-1, Onshore Canning Basin, Western Australia (FAR 8%)
Drilling ahead at 3,234m MD

FAR has been advised by ARC Energy Limited that current operations at the well comprise drilling ahead at 3,234m MD. The primary objective clastic units of the Virgin Hills Formation have yet to be intersected.

Valentine 1 is located approximately 20 kilometres north of the township of Derby in northwest Western Australia's Kimberley region.



The primary reservoir objective is the Late Devonian aged Virgin Hills Formation. Valentine 1 is designed to intersect the interpreted Virgin Hills sandstones and carbonates near the structural crest of the prospect. The well will be drilled deviated to the 244mm (9 5/8") casing point at approximately 800 metres measured depth, building to a maximum hole angle

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

of 20°. The Valentine 1 well will then be drilled to return to vertical at the top of the main objective section at approximately 3,220 metres measured depth. The deviation at 800m will accommodate the planned subsequent sidetracking operations required to drill the Stokes Bay 1 well, which will be drilled immediately after Valentine 1.

The Valentine prospect is a large lowside fault closure that is mapped in both the EP104 and R1 permits and extends over an area of some 66 square kilometres along the Pinnacle fault system. The Valentine reservoir objective is interpreted to be a slope fan / marine sand body which has a very distinctive seismic signature. The principal risk on the prospect is interpreted to be the stratigraphic updip seal mechanism, but the distinctive seismic signature of the objective section and the proven good petroleum source potential of the underlying Gogo Formation shales, together with the large potential hydrocarbon volumes, make it an attractive target.



The Stokes Bay 1 well is planned to be drilled by sidetracking from the Valentine 1 wellbore after the completion of drilling operations at Valentine 1. Stokes Bay 1 is planned as a test of the extent and reservoir development of the gas accumulation intersected by the Point Torment 1 well and will be drilled as a deviated well with a total depth of approximately 2,500 metres. Point Torment 1 was drilled in 1992 and subsequently flowed gas at a rate of up to 4.3 million cubic feet of gas per day from the Carboniferous aged Anderson Formation sandstones. Subsequent tests of these sands produced ambiguous information on potential volumes and reservoir quality and the Stokes Bay 1 well is designed to provide a definitive test of the reservoir quality and extent of the accumulation.

Final interests in R1 and EP104 post the Valentine 1 well farmin earning program are:

ARC Energy Limited (Operator)	38.95%
Empire Oil and Gas NL	14.8%
Emerald Oil & Gas NL	12.75%
Pancontinental Oil & Gas NL	10%
Phoenix Resources PLC	10%
First Australian Resources Limited	8%
Indigo Oil Pty Ltd	5.5%

A Drilling Report on the well is contained in the attached well summary sheet.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Date:	17 September 2007
Permit:	R1
Well Location:	Lat : 17° 08' 23.46"S Long : 123° 42' 32.40"E
Directional offset to target:	0 metres
Elevation:	Ground Level is 12.4mAMSL Rotary Table is 18.1mAMSL
Prognosed Depths (measured KB):	Top primary objective Total depth 3,222 metres 3,407 metres
Prognosed drilling time:	25 days
Spud Date:	1230 hrs, WST 12 August 2007
Present Depth:	3,234mMD
Time of Reporting:	0600 hrs, WST 17 September 2007
Operations Since Last Report:	Continue to directionally drill ahead to proposed TD.
Current Operations:	Drilling Ahead
Hydrocarbon indications:	Since the last report, the well has drilled through interbedded limestones and thin claystones with minor mud gas observed.
Comment	Since the last report on Thursday September 13th, the well has been deepened from 3038m MD to the current depth. Lithologies encountered are predomionantly tight limestones and claystones of Devonian age with minor mud gas shows observed. The primary objective clastic units of the Virgin Hills Formation have yet to be intersected.
Participants in the well (post earning):	ARC Energy Limited - 38.95% (Operator) Empire Oil and Gas NL - 14.8% Emerald Oil & Gas NL - 12.75% Pancontinental Oil & Gas NL - 10.0% Phoenix Resources PLC - 10.0% First Australian Resources Limited - 8.0% Indigo Oil Pty Ltd - 5.5%

For information on FAR's drilling activities visit our website at www.far.com.au

END



1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au